March 6, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: N-14/A Filing on February 27, 2009

Nuveen Investment Trust II (the “Registrant”): File No. 811-08333

Accession Number:0001193125-09-040967

To the Commission:

On February 27, 2009, Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14/A in connection with the reorganization of Nuveen Rittenhouse Growth Fund into Nuveen Santa Barbara Dividend Growth Fund was filed under 333-33607.

The filing was accepted but had inadvertently used the wrong File Number. The correct File number should be: 333-157062

We respectively request that the Commission correct the File Number to 333-157062.

Thank you for your consideration to this matter. Please contact the undersigned at (312) 609-7785 if you have questions or comments regarding this correspondence

Very truly yours,

/s/Corey L. Zarse